FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca amends collaboration with Ironwood for Linzess in China

18 September 2019 07:00 BST

AstraZeneca amends collaboration with Ironwood for Linzess in China

New agreement gives AstraZeneca full responsibility for
developing, manufacturing and commercialising Linzess in China

AstraZeneca has amended its collaboration agreement with Ironwood Pharmaceuticals, Inc. (Ironwood) in China mainland, China Hong Kong and China Macau for Linzess* (linaclotide), a first-in-class new treatment for patients with irritable bowel syndrome with constipation (IBS-C). IBS-C is characterised by symptoms of abdominal pain and constipation, is a chronic and prevalent functional gastrointestinal disorder in China and there are currently few treatment options for this condition.

The amended agreement gives AstraZeneca sole responsibility for developing, manufacturing and commercialising Linzess in China mainland, China Hong Kong and China Macau. Ironwood will no longer be involved in the research and development or the commercialisation of Linzess; it will also transfer manufacturing responsibility to AstraZeneca.

The two companies first entered into a collaboration to co-develop and co-commercialise Linzessin 2012. Under the original collaboration agreement, AstraZeneca and Ironwood were jointly responsible for strategic oversight of the development and commercialisation of Linzess in China, while AstraZeneca had primary responsibility for local operational execution.

Linzess was approved by the National Medical Products Administration for adults with IBS-C in January 2019 in China, where it is expected to be launched in 2019.

Leon Wang, Executive Vice President, International and President of AstraZeneca China, said: "Linzess is an important new treatment for this type of IBS in China, where there is a specific high unmet medical need. Today's amended agreement allows us to bring this innovative medicine to patients more efficiently and will contribute further to our strong growth in this significant market."

Mark Mallon, Chief Executive Officer of Ironwood, said: "AstraZeneca has substantial experience and capabilities in developing and commercialising medicines in China. There are approximately 14 million adults suffering from IBS-C in China alone and we believe AstraZeneca is well-positioned to bring Linzess to these patients."

Financial considerations
AstraZeneca will pay Ironwood three non-contingent payments, totalling $35m, between 2021 and 2024. In addition, Ironwood could receive up to $90m in milestone payments, contingent on the achievement of certain sales targets. Ironwood will also be eligible for royalties beginning in the mid-single-digit percent, based on the annual net sales of Linzess in China mainland, China Hong Kong and China Macau where Ironwood will no longer jointly fund the development and commercialisation of Linzess or share in the profit from sales.

About Linzess
Linzess is a guanylate cyclase-C (GC-C) agonist that is thought, based on learnings from non-clinical trials, to work in two ways. Linzess binds to the GC-C receptor locally within the intestinal epithelium. Activation of GC-C results in increased intestinal fluid secretion and accelerated transit and a decrease in the activity of pain-sensing nerves in the intestine. The clinical relevance of the effect on pain fibres, based on non-clinical trials, has not been established. *Linzess® is a registered trademark of Ironwood Pharmaceuticals, Inc.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism (CVRM), and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
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Investor Relations
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Adrian Kemp
Company Secretary
AstraZeneca PLC
 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 September 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary